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                                                                  Exhibit (a)(5)
                                 April 27, 2001

Dear Key Cooker Team Member,


To assist you in determining whether you wish to participate in the offer to exchange your options for restricted common stock we are attaching certain financial information concerning Cooker. Further, due to the recent extreme volatility in the stock market, we are eliminating the condition set forth in Schedule A to the Offer To Exchange that would have given Cooker the right to not consummate the offer if there were a "significant decrease in the market price of the shares of our Common Stock."

You should consider the information contained in the Offer to Exchange, as well as the financial information attached to this letter which supplements the Offer to Exchange, in deciding to participate in (or to modify or rescind your participation in) the stock option exchange program. You should also consider Cooker's other publicly available disclosure documents filed with the SEC in making your decision.

Please remember that the deadline for electing to participate in, or for modifying or rescinding your previous election to participate in, the stock option exchange program is 9:00 P.M., Eastern Time on May 14, 2001 (unless this offer is extended by Cooker). After the deadline, your election to participate in the program will be irrevocable.

Please note that the safe harbor under the Private Securities Litigation Reform Act of 1995 is not available with respect to statements that are made in connection with the Offer to Exchange.

If you have any questions, please call Dave Sanford or Diane Schutz at the West Palm Beach office at 800-426-3402.



Sincerely yours,


Henry R. Hillenmeyer, Chairman & CEO


Daniel A. Clay, Executive Vice President & COO



Mark W. Mikosz, Vice President & CFO



Enclosure
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                          COOKER RESTAURANT CORPORATION

                        SUMMARIZED FINANCIAL INFORMATION
                                   (UNAUDITED)

         The summary financial information presented below should be read in conjunction with the audited financial statements of Cooker which appear in its annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001.

                                                       (in thousands, except ratio of earnings to
                                                             fixed charges and per share data)
                                                                     Fiscal Year Ended
                                                                     -----------------
                                                         December 31, 2000          January 2, 2000
                                                         -----------------          ---------------
          Current Assets                                         $  37,148                 $  4,898
          Noncurrent Assets                                         83,790                  144,400
          Current Liabilities                                      103,828                   22,239
          Noncurrent Liabilities                                     1,452                   82,270
          Sales                                                    147,053                  153,290
          (Loss) before income taxes                              (31,101)                  (5,034)
          Net (Loss)                                              (29,131)                  (3,274)
          (Loss) per common share                                   (4.87)                   (0.54)
          Book value (net assets) per share                           2.62                     7.48

          Ratio of Earnings to fixed charges                       (1.4):1                    .30:1